UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 14)*

Shake Shack Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

819047 101

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 819047 101	Schedule 13D/A	Page 2 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors VI, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,325,117
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,325,117
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,316,117
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

8.95% beneficial ownership of the voting stock based on 37,032,998 shares of Common Stock outstanding as of July 25, 2018, as reported in Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 27, 2018

(14)	Type of Reporting Person (See Instructions): PN

Note: All share numbers on these cover pages presented on an as-converted basis.

CUSIP No. 819047 101	Schedule 13D/A	Page 3 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors Side VI, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,325,117
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,325,117
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,316,117
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

8.95% beneficial ownership of the voting stock based on 37,032,998 shares of Common Stock outstanding as of July 25, 2018, as reported in Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 27, 2018

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 819047 101	Schedule 13D/A	Page 4 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Malted Coinvest LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,325,117
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,325,117
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,316,117
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

8.95% beneficial ownership of the voting stock based on 37,032,998 shares of Common Stock outstanding as of July 25, 2018, as reported in Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 27, 2018

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 819047 101	Schedule 13D/A	Page 5 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): GEI Capital VI, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,325,117
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,325,117
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,316,117
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

8.95% beneficial ownership of the voting stock based on 37,032,998 shares of Common Stock outstanding as of July 25, 2018, as reported in Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 27, 2018

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 819047 101	Schedule 13D/A	Page 6 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green VI Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,325,117
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,325,117
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,316,117
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

8.95% beneficial ownership of the voting stock based on 37,032,998 shares of Common Stock outstanding as of July 25, 2018, as reported in Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 27, 2018

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 819047 101	Schedule 13D/A	Page 7 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,325,117
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,325,117
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,316,117
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

8.95% beneficial ownership of the voting stock based on 37,032,998 shares of Common Stock outstanding as of July 25, 2018, as reported in Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 27, 2018

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 819047 101	Schedule 13D/A	Page 8 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,325,117
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,325,117
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,316,117
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

8.95% beneficial ownership of the voting stock based on 37,032,998 shares of Common Stock outstanding as of July 25, 2018, as reported in Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 27, 2018

(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 819047 101	Schedule 13D/A	Page 9 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Peridot Coinvest Manager LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,325,117
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,325,117
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,316,117
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

8.95% beneficial ownership of the voting stock based on 37,032,998 shares of Common Stock outstanding as of July 25, 2018, as reported in Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 27, 2018

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 819047 101	Schedule 13D/A	Page 10 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Jonathan D. Sokoloff
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,325,117
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,325,117
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,316,117
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

8.95% beneficial ownership of the voting stock based on 37,032,998 shares of Common Stock outstanding as of July 25, 2018, as reported in Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 27, 2018

(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 819047 101	Schedule 13D/A	Page 11 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): J. Kristofer Galashan
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,325,117
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,325,117
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,325,117
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

8.98% beneficial ownership of the voting stock based on 37,032,998 shares of Common Stock outstanding as of July 25, 2018, as reported in Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 27, 2018

(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 819047 101	Schedule 13D/A	Page 12 of 16 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 14 to Schedule 13D (this “Amendment”) relates to shares of Class A common stock, par value $0.001 per share (the “A-Common”) of Shake Shack Inc., a Delaware corporation (the “Issuer”). Capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

The address of the Issuer’s principal executive offices is 225 Varick Street, Suite 301, New York, NY 10014.

ITEM 2	IDENTITY AND BACKGROUND

The disclosure provided in Item 2 of Schedule 13D amended hereby is updated to include the following additional disclosure:

(a) As of the date of this statement, (i) GEI VI is the record owner of 792,793 shares of A-Common and 1,181,199 shares of the Issuer’s Class B common stock, par value $0.001 per share (“B-Common”), (ii) GEI Side VI is the record owner of 1,176,504 shares of A-Common, and (iii) Malted is the record owner of 57,865 shares of A-Common and 86,217 shares of B-Common.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

Reporting Persons	Number* of Shares With Shared Voting Power	Sole Beneficial Ownership	Shared Beneficial Ownership*	Percentage of Class Beneficially Owned
GEI VI	3,325,117	0	3,316,117	8.95%
GEI Side VI	3,325,117	0	3,316,117	8.95%
Malted	3,325,117	0	3,316,117	8.95%
Jonathan D. Sokoloff	3,325,117	0	3,316,117	8.95%
J. Kristofer Galashan	3,325,117	9,000	3,325,117	8.98%
Other Reporting Persons	3,325,117	0	3,316,117	8.95%

*	All share numbers presented in this table assume full conversion of B-Common to A-Common.

CUSIP No. 819047 101	Schedule 13D/A	Page 13 of 16 Pages

(c)

The following table sets forth all transactions with respect to shares of Common Stock effectuated since the most recent filing on Schedule 13D by any of the Reporting Persons. Each day’s sales comprised open market transactions made on that day, and the price per share reported is the weighted average sale price. The Reporting Persons hereby undertake to provide upon request to the SEC staff, the Issuer, or a security holder of the Issuer full information regarding the number of shares of Common Stock and prices at which the trades were effected.

Reporting Person	Date of Transaction	Number of Shares Sold	Price per Share
GEI VI	09/04/2018	119,832	$59.60
GEI Side VI	09/04/2018	71,421	$59.60
Malted	09/04/2018	8,747	$59.60
GEI VI	09/06/2018	29,958	$58.42
GEI Side VI	09/06/2018	17,855	$58.42
Malted	09/06/2018	2,187	$58.42
GEI VI	09/07/2018	23,966	$58.48
GEI Side VI	09/07/2018	14,284	$58.48
Malted	09/07/2018	1,750	$58.48
GEI VI	09/10/2018	35,950	$58.60
GEI Side VI	09/10/2018	21,426	$58.60
Malted	09/10/2018	2,624	$58.60

(d)	Not applicable.

(e)	Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.1

Amendment No. 2 to Stockholders Agreement, dated as of May 11, 2017, by and among Shake Shack Inc., Green Equity Investors VI, L.P., Green Equity Investors Side VI, L.P., LGP Malted Coinvest LLC, and certain other parties thereto (incorporated by reference to Exhibit 7.12 to Daniel H. Meyer’s Schedule 13D/A, filed with the Securities and Exchange Commission on July 20, 2017).

7.2	Form of Stockholders Agreement (incorporated by reference to Exhibit 10.4 to Shake Shack Inc.’s Form S-1 Amendment No. 1, filed with the Securities and Exchange Commission on January 20, 2015).

7.3	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to Shake Shack Inc.’s Form S-1, filed with the Securities and Exchange Commission on December 29, 2014).

CUSIP No. 819047 101	Schedule 13D/A	Page 14 of 16 Pages

7.4	Form of Tax Receivable Agreement (incorporated by reference to Exhibit 10.1 to Shake Shack Inc.’s Form S-1 Amendment No. 1, filed with the Securities and Exchange Commission on January 20, 2015).

7.5

Form of Third Amended and Restated LLC Agreement of SSE Holdings, LLC (incorporated by reference to Exhibit 10.3 to Shake Shack Inc.’s Form S-1 Amendment No. 1, filed with the Securities and Exchange Commission on January 20, 2015).

7.6

Joint Filing Agreement, dated February 9, 2015 (incorporated by reference to Exhibit 7.5 to Green Equity Investors VI, L.P.’s Schedule 13D, filed with the Securities and Exchange Commission on February 9, 2015).

7.7

Identification of Members of the Group, dated February 9, 2015 (incorporated by reference to Exhibit 7.6 to Green Equity Investors VI, L.P.’s Schedule 13D, filed with the Securities and Exchange Commission on February 9, 2015).

7.8

Power of Attorney, dated February 9, 2015 (incorporated by reference to Exhibit 7.7 to Green Equity Investors VI, L.P.’s Schedule 13D, filed with the Securities and Exchange Commission on February 9, 2015).

7.9	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to Shake Shack Inc.’s Form S-1 Amendment No. 1, filed with the Securities and Exchange Commission on August 10, 2015).

7.10

Trading Agreement, dated and effective as of November 13, 2015 (incorporated by reference to Exhibit 7.9 to Green Equity Investors VI, L.P.’s Amendment No. 2 to Schedule 13D, filed with the Securities and Exchange Commission on November 13, 2015).

7.11

Power of Attorney, dated September 7, 2016 (incorporated by reference to Exhibit 7.10 to Green Equity Investors VI, L.P.’s Amendment No. 10 to Schedule 13D, filed with the Securities and Exchange Commission on November 16, 2016).

CUSIP No. 819047 101	Schedule 13D/A	Page 15 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment is true, complete, and correct.

Dated as of September 11, 2018

Green Equity Investors VI, L.P.
By: GEI Capital VI, LLC, its General Partner

By:	/S/ CODY L. FRANKLIN
Cody L. Franklin, as Attorney-in-Fact for Jonathan D. Sokoloff Manager

Green Equity Investors Side VI, L.P.
By: GEI Capital VI, LLC, its General Partner

By:	/S/ CODY L. FRANKLIN
Cody L. Franklin, as Attorney-in-Fact for Jonathan D. Sokoloff Manager

LGP Malted Coinvest LLC
By: Peridot Coinvest Manager LLC, its Manager
By: Leonard Green & Partners, L.P., its Manager
By: LGP Management, Inc., its General Partner

By:	/S/ CODY L. FRANKLIN
Cody L. Franklin, as Attorney-in-Fact for Jonathan D. Sokoloff
Executive Vice President and Managing Partner

GEI Capital VI, LLC

By:	/S/ CODY L. FRANKLIN
Cody L. Franklin, as Attorney-in-Fact for Jonathan D. Sokoloff
Manager

Green VI Holdings, LLC

By:	/S/ CODY L. FRANKLIN
Cody L. Franklin, as Attorney-in-Fact for Jonathan D. Sokoloff Manager

CUSIP No. 819047 101	Schedule 13D/A	Page 16 of 16 Pages

Leonard Green & Partners, L.P.
By:	LGP Management, Inc., its General Partner

By:	/S/ CODY L. FRANKLIN
Cody L. Franklin, as Attorney-in-Fact for Jonathan D. Sokoloff
Executive Vice President and Managing Partner

LGP Management, Inc.

By:	/S/ CODY L. FRANKLIN
Cody L. Franklin, as Attorney-in-Fact for
Jonathan D. Sokoloff
Executive Vice President and Managing Partner

Peridot Coinvest Manager LLC
By:	Leonard Green & Partners, L.P., its Manager
By:	LGP Management, Inc., its General Partner

By:	/S/ CODY L. FRANKLIN
Cody L. Franklin, as Attorney-in-Fact for
Jonathan D. Sokoloff Executive Vice President and Managing Partner

/S/ CODY L. FRANKLIN
Cody L. Franklin, as Attorney-in-Fact for
Jonathan D. Sokoloff

/S/ CODY L. FRANKLIN
Cody L. Franklin, as Attorney-in-Fact for
J. Kristofer Galashan